Exhibit 2.3

30 | TOROMONT 2008 ANNUAL REPORT

Management’s Discussion and Analysis
of Financial Results for the year ended December 31, 2008
This Management’s Discussion and Analysis (“MD&A”) comments on the operations, performance and financial condition of Toromont Industries Ltd. (“Toromont” or the “Company”) as at and for the year ended December 31, 2008, compared to the preceding year. This MD&A should be read in conjunction with the attached audited consolidated financial statements and related notes for the year ended December 31, 2008.
     The consolidated financial statements reported herein have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are reported in Canadian dollars. The information in this MD&A is current to February 9, 2009.
     Additional information is contained in the Company’s filings with Canadian securities regulators, including the Company’s Annual Information Form. These filings are available on SEDAR at www.sedar.com and on the Company’s website at www.toromont.com.
ADVISORY
Certain statements contained herein constitute “forward-looking statements”. Words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and are influenced by management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. These statements entail various risks and uncertainties as more fully described in the “Risks and Risk Management” and the “Outlook” sections of this MD&A. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether the result of new information, future events or otherwise.
CORPORATE PROFILE AND BUSINESS SEGMENTATION
Toromont employs over 4,500 people in 128 locations, predominately in Canada and the United States. Toromont is listed on the Toronto Stock Exchange under the symbol TIH. The Company serves its customers through two business groups.
     The Equipment Group sells, rents and services a broad range of specialized construction equipment and industrial engines. These activities generated 52% of the Company’s revenues in 2008 (2007 — 58%). The Equipment Group is comprised of Toromont CAT, one of the world’s largest Caterpillar dealerships by revenue and geographic territory, and Battlefield — The CAT Rental Store, an industry-leading rental operation. Performance in the Equipment Group is driven by activity in several industries: road building and other infrastructure-related activities, mining, aggregates, residential and commercial construction, waste management, steel, forestry and agriculture. Other significant activities include sales and product support activities for Caterpillar engines used in a variety of applications including industrial, commercial, marine, on-highway trucks and power generation.
     The Compression Group is a leading North American business specializing in the design, engineering, fabrication, installation and after-sale support of compression, process and refrigeration systems. These activities generated 48% of the Company’s revenues in 2008 (2007 — 42%). The Compression Group is comprised of Toromont Energy Systems Inc., a leader in supplying and servicing compression and process systems used in natural gas, fuel gas and carbon dioxide applications and CIMCO Refrigeration, a leader in industrial and recreational markets. Results in the Compression Group are influenced by conditions in the primary market segments served: natural gas production and transportation; chemical, petrochemical, food and beverage processing; cold storage, food distribution and ice rink construction.
     Expansion into the U.S. in recent years has served to diversify the geographic basis of the Company’s revenues. Business derived in Canada represented 68% of revenues in 2008, down from 78% in 2007. Revenues derived in the United States increased as a percentage of total revenues to 29% in 2008 from 18% in 2007. Offshore markets represented 3% of revenues in 2008.
PRIMARY OBJECTIVE AND MAJOR STRATEGIES
A primary objective is to build shareholder value through sustainable and profitable growth, founded on a strong financial position. To guide its activities in pursuit of this objective, Toromont works toward specific, long-term financial goals (see “Key Performance Measures”) and each of its operating groups consistently employs the following broad strategies:
Expand Markets
Toromont serves a diverse number of markets that offer significant long-term potential for profitable expansion. Each operating group strives to achieve or maintain leading positions in served markets. Incremental revenues are derived from improved coverage, market share gains and geographic expansion. Expansion of the installed base of equipment provides the foundation for future product support growth and leverages the fixed costs associated with the Company’s infrastructure.

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Strengthen Product Support
Toromont’s parts and service business is a significant contributor to overall profitability and serves to stabilize results through economic downturns. Product support activities also represent opportunities to develop closer relationships with customers and differentiate the Company’s product and service offering. The ability to consistently meet or exceed customers’ expectations for service efficiency and quality is critical, as after-market support is an integral part of the customer’s decision-making process when purchasing equipment.
Broaden Product Offerings
Toromont delivers specialized capital equipment to a diverse range of customers and industries. Collectively, thousands of different parts are offered through the Company’s distribution channels. The Company expands its customer base through selectively extending product lines and capabilities. In support of this strategy, Toromont represents product lines that are considered leading, and often best-in-class from suppliers and business partners who continually expand and develop their offerings. Strong relationships with suppliers and business partners are critical in achieving growth objectives.
Invest in Resources
The combined knowledge and experience of Toromont’s people is a key competitive advantage. Growth is dependent on attracting, retaining and developing employees with values that are consistent with Toromont’s. Incentive programs, a strong share ownership and highly principled culture result in a close alignment of employee and shareholder interests. By investing in employee training and development, the capabilities and productivity of employees continually improve to better serve shareholders, customers and business partners.
     Toromont’s information technology represents another competitive differentiator in the marketplace. The Company’s selective investments in technology, inclusive of e-commerce initiatives, strengthen customer service capabilities, generate new opportunities for growth, drive efficiency and increase returns to shareholders.
Maintain a Strong Financial Position
A strong, well-capitalized balance sheet creates financial flexibility, and has contributed to the Company’s long-term track record of profitable growth. It is also fundamental to the Company’s future success.
CONSOLIDATED RESULTS OF OPERATIONS

Years ended December 31 ($ thousands, except per share amounts)	2008	2007	% change

REVENUES	$2,121,209	$1,886,761	12%
Cost of goods sold	1,660,285	1,473,096	13%

Gross profit	460,924	413,665	11%
Selling and administrative expenses	253,070	233,542	8%

OPERATING INCOME	207,854	180,123	15%
Interest expense	11,753	13,587	(13%)
Interest and investment income	(14,999)	(4,221)	n/m
Gain on sale of property	—	15,990	n/m

Income before income taxes	211,100	186,747	13%
Income taxes	70,247	64,879	8%

EARNINGS FROM CONTINUING OPERATIONS	140,853	121,868	16%
Loss on disposal of discontinued operations	(432)	—	n/m
Earnings from discontinued operations	103	412	n/m

NET EARNINGS	$140,524	$122,280	15%

EARNINGS PER SHARE — BASIC	$2.16	$1.89	14%

KEY RATIOS:
Gross profit as a % of revenues	21.7%	21.9%
Selling and administrative expenses as a % of revenues	11.9%	12.4%
Operating income as a % of revenues	9.8%	9.5%
Income taxes as a % of income before income taxes	33.3%	34.7%

32 | TOROMONT 2008 ANNUAL REPORT

Revenues increased by $234.4 million or 12% in 2008 compared to a year ago, representing the 16th consecutive year of growth. Compression revenues were 30% higher on strong growth in natural gas compression. Natural gas compression package revenues increased 58% year-over-year on strong demand in U.S. markets. Equipment Group revenues were even with the prior year as higher used machine sales, rental and product support business offset lower sales of new machines.
     The Canadian/U.S. dollar exchange rate impacts reported revenues on the translation of the financial statements of the Compression Group’s growing U.S. operations. While the Canadian dollar was volatile through the year, trading from a low of $0.77 to a high of $1.01, on average, the dollar was 1% stronger in 2008 compared to 2007. As such, the impact in 2008 was relatively minor, reducing revenues by $3.6 million and net income by approximately $0.3 million. In addition, the exchange rate impacts revenues in the Canadian operations of both the Equipment and Compression Groups, as pricing to customers typically reflects movements in the exchange rate on U.S. sourced equipment, components and spare parts, although this will typically lag posted rate changes given age of inventory, timing of orders and hedging practices.
     Gross profit increased 11% in 2008, consistent with the year-over-year growth rate in revenues. Gross profit margin in 2008 was 21.7%, compared to 21.9% in 2007. The slight change in gross margin reflected the increased proportion of revenues coming from the relatively lower margin Compression Group. Compression Group gross margins are generally lower due to the lower relative contribution from product support and were also slightly lower in 2008 due to product mix, with several large, lower margin pipeline projects. Equipment Group gross profit margins were 90 basis points higher than in the prior year on improved price realization and a higher proportion of product support business.
     Selling and administrative expenses increased $19.5 million or 8% in 2008 versus the prior year in support of the 12% increase in revenue. Compensation costs were $6.0 million higher due to increased profit sharing related to earnings growth, scheduled annual salary increases and higher employment levels in support of U.S. growth. Bad debt expense increased $6.7 million reflecting conservatism in the face of increasing economic uncertainty and an increased aging of accounts receivable. Sales-related expenses such as freight, service costs and marketing were up approximately $1.2 million to support activity levels. Other increases included higher spending on information technology, up $1.4 million, and higher occupancy costs related to increased facilities, up $1.3 million. Selling and administrative expenses as a percentage of revenues were 11.9% for 2008, improved from 12.4% in 2007.
     Operating income in 2008 was 15% or $27.7 million higher than the prior year on higher revenues and lower relative expense levels. Operating income as a percentage of revenue improved to 9.8% from 9.5% in 2007.
     Interest expense was $1.8 million or 13% lower in 2008 than in the prior year. Certain long-term debt was repaid during the year as scheduled and served to reduce the effective average interest rate.
     Interest and investment income in 2008 included gains realized on the sale of marketable securities of $8.2 million or $0.10 per share after tax. Excluding this item, interest and investment income increased $2.5 million or 60% from the prior year. The Company had higher cash balances in 2008 as a result of strong cash flow. This was partially offset by lower interest rates.
     In 2007, certain property held for future development was sold. Net proceeds were $17.6 million and a gain of $16.0 million ($ 12.9 million after tax, or $0.20 per share) was realized.
     The effective income tax rate for 2008 was 33.3% compared to 34.7% for 2007, reflecting lower corporate income tax rates compared to 2007.
     Net earnings in 2008 were $140.5 million, $2.16 basic per share, up 15% from 2007. Excluding gains in both years, net earnings in 2008 were $134.0 million or $2.06 basic per share, up 23% and 22% respectively.
     Comprehensive income for the year was $167.6 million, comprised of net earnings of $140.5 million and other comprehensive income of $27.1 million. Other comprehensive income arose primarily on translation of self-sustaining foreign operations ($21.1 million) and an increase in fair value of derivatives designated as cash flow hedges ($7.5 million).
BUSINESS SEGMENT OPERATING RESULTS
The accounting policies of the segments are the same as those of the consolidated entity. Management evaluates overall business segment performance based on revenue growth and operating income relative to revenues. Corporate expenses are allocated based on each segment’s operating income. Interest expense and interest and investment income are not allocated.
     The shares of Aero Tech Manufacturing were sold to its management effective June 30, 2008. The Aero Tech operations were previously included with those of the Compression Group. The accompanying consolidated financial statements have been restated to reflect Aero Tech as a discontinued operation. This discussion and analysis has been prepared on a continuing operations basis. Additional disclosure has been provided in Note 3 to the audited consolidated financial statements.

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Results of Operations in the Equipment Group

Years ended December 31 ($ thousands)	2008	2007	% change

Equipment sales and rentals
New	$503,478	$528,406	(5%)
Used	145,069	129,989	12%
Rental	151,342	147,427	3%

Total equipment sales and rentals	799,889	805,822	(1%)
Power generation	8,893	11,328	(21%)
Product support	290,431	281,186	3%

Total revenues	$1,099,213	$1,098,336	—

Operating income	$108,672	$108,267	—

Capital expenditures	$65,835	$77,658	(15%)

KEY RATIOS:
Product support revenues as a % of total revenues	26.4%	25.6%
Group total revenues as a % of consolidated revenues	51.8%	58.2%
Operating income as a % of revenues	9.9%	9.9%

The Equipment Group delivered solid revenues and operating income in 2008, matching records set in 2007.
     New equipment sales (which had grown 20% between 2006 and 2007) were 5% lower than the record set in 2007 despite growth through the first nine months of 2008. The reduction in the fourth quarter reflected economic uncertainty and the decision by certain customers to purchase used rather than new equipment. Engines for marine applications recorded significant growth.
     Used equipment sales were up 12% in the year as opportunities arose with several mining clients that purchased used equipment. Sales of used equipment vary depending on customer buying preferences, exchange rate considerations and product availability.
     Total equipment sales, new and used, were down 1.5% from the prior year. Sales of equipment to the heavy construction industry were lower in 2008 on weakness in the underlying market and significant equipment purchases in 2007. Sales to mining clients increased in 2008, reaching a new record on deliveries of equipment ordered in 2007 and early 2008.
     Rental revenues were up 3% over 2007, largely due to two new locations in Sault Ste. Marie and Concord, Ontario. At Battlefield — The CAT Rental Store, revenues generated by stores open for more than one year were 5.5% higher year-over-year on an expanded rental fleet.
     Power generation revenues from Toromont-owned plants declined 21% over the prior year, reflecting the disposition of power generation assets located near Trenton, Ontario in mid 2007. On a comparable basis, power generation revenues were up 7% over 2007, reflecting increased operating hours and higher average prices for electricity.
     Product support revenues were 3% higher than the prior year on increases in both parts and service. Contributing to the growth was an increase in parts sales to mining customers and the resolution of a labour dispute in Newfoundland and Labrador, more than offsetting product support declines in southern Ontario.
     Operating income in 2008 was even with 2007. Gross margins were higher in 2008 on improved price realization and a higher proportion of product support activities. Selling and administrative expenses were 7% higher in 2008 than in the prior year on higher compensation costs, bad debt expense and sales-related expenses to support volume levels. Operating income was 9.9% of revenues unchanged from the prior year.
     New equipment bookings slowed significantly in the latter part of the fourth quarter, in keeping with general economic trends. As a result, bookings for 2008, net of cancellations, were down 10% from the record activity reported in 2007. Bookings were lower across most industries, particularly heavy and general construction and mining, which had received significant new deliveries in 2007 and early 2008.
     Backlogs at December 31, 2008 were down 27% year-over-year due to significant customer deliveries in the mining and marine industries in 2008 and on lower bookings in the latter part of the year. Additionally, certain equipment orders were cancelled in the fourth quarter, representing 3% of 2008 bookings. Order cancellations are always part of the sales cycle (fourth quarter 2007 cancellations represented 1% of 2007 bookings), however in the recent quarter cancellations were higher due to reduced project activity related to project viability or restricted access to financing. There were no significant order cancellations in January 2009 and management believes the current backlog to be reasonably secure.

34 | TOROMONT 2008 ANNUAL REPORT

     Capital expenditures in the Equipment Group totaled $65.8 million in 2008, of which approximately 78% were for replacement and expansion of the rental fleet. Other capital expenditures included investments in upgrades to existing branches as well as service and delivery vehicles. Capital expenditures in 2007 totaled $77.7 million, 78% of which was for replacement and expansion of the rental fleet.
Results of Operations in the Compression Group

Years ended December 31 ($ thousands)	2008	2007	% change

Package sales and rentals
Package sales	$792,856	$577,810	37%
Rentals	21,149	19,236	10%

Total package sales and rentals	814,005	597,046	36%
Product support	207,991	191,379	9%

Total revenues	$1,021,996	$788,425	30%

Operating income	$99,182	$71,856	38%

Capital expenditures	$30,640	$19,450	58%

KEY RATIOS:
Product support revenues as a % of total revenues	20.4%	24.3%
Group total revenues as a % of consolidated revenues	48.2%	41.8%
Operating income as a % of revenues	9.7%	9.1%

The Compression Group delivered excellent growth in revenues and operating income in 2008 and set new performance records for both.
     Revenue growth within the Compression Group reflects varied natural gas market conditions across North America. In the U.S., natural gas compression revenues doubled in 2008 from 2007 levels. Market conditions have been favourable and the Company’s participation in this market has increased through investment in facilities and people over the last two years. Several significant pipeline orders received in 2007 also contributed to this growth.
     In Canada, revenues from natural gas compression packages declined 5% from 2007. Natural gas markets peaked in 2005 and have declined since then due to a number of industry factors including high levels of gas in storage, low commodity prices, higher costs associated with drilling activity and, until recently, a strong Canadian dollar.
     Revenues from process system applications increased 8% in 2008. The Company continues to focus on this area as part of its strategy to diversify and grow its revenue base.
     Revenues from sales of refrigeration systems were up 2% as growth in Canada was partially offset by lower activity within international markets. Industrial activity within the U.S. has also been slow due to the generally weak economic environment.
     Rental revenues were $1.9 million or 10% higher in 2008 than in 2007. The increase was due to the Company’s larger rental fleet in the U.S., which was driven by specific customer requirements.
     Product support revenues were up 9% in the year, with even growth in natural gas and industrial refrigeration. The growing installed base and additional service technicians continued to strengthen Compression product support activities, particularly in the U.S.
     Operating income for the Compression Group increased 38% in the year on the 30% increase in revenues. Gross margins were down slightly over the prior year due to a lower proportion of product support business in 2008. General and administrative expenses increased 11% year-over-year with increases driven by higher bad debt expense and higher compensation and occupancy costs reflecting expanded operations in the U.S. Operating income increased to 9.7% of revenues for the year compared with 9.1% in the prior year.
     Compression bookings in 2008, net of cancellations, were up 24% for the year. Natural gas compression bookings were up 45%, with double digit increases in both Canada and the U.S. Industrial and recreational bookings were down 26%, as gains in the recreational sector were more than offset by a weaker industrial sector. End-of-year backlogs were 19% higher than last year. The Compression Group also saw cancellations of certain orders late in the fourth quarter. These cancellations represented 4% of full-year bookings. Additional cancellations in January 2009, represented a relatively insubstantial 0.6% of 2008 bookings. There was also a noticeable decline in booking levels in the latter part of the fourth quarter as lower prices for natural gas have led to reductions in the capital spending plans of the major natural gas producers.

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     Capital expenditures in the Compression Group totaled $30.6 million in 2008. Significant capital expenditures related to the expansion of manufacturing facilities in Casper, Wyoming. Approximately 22% of capital expenditures in 2008 were for natural gas compression package rental fleet in the U.S. in response to specific demand. Capital expenditures in 2007 were $19.4 million. Investments in 2007 were related to the expansion of the Canadian natural gas compression package rental fleet and expansion of Casper, Wyoming fabrication facilities.
CONSOLIDATED FINANCIAL CONDITION
The Company has maintained a strong financial position for many years. At December 31, 2008, the ratio of total debt, net of cash, to equity was 0.05:1 compared to 0.19:1 in the prior year. Total assets were $1.5 billion at December 31, 2008, compared with $1.4 billion at the end of 2007.
Working Capital
The Company’s investment in non-cash working capital increased to $372.0 million at December 31, 2008. The major components, along with the changes from December 31, 2007, are identified in the following table.

Years ended December 31 ($ thousands)	2008	2007	$ change	% change

Accounts receivable	$375,059	$339,381	$35,678	11%
Inventories	499,360	444,858	54,502	12%
Future income tax assets	34,934	24,362	10,572	43%
Derivative financial instruments	11,246	(3,575)	14,821	n/m
Other current assets	11,381	27,607	(16,226)	(59%)
Accounts payable and accrued liabilities	(337,073)	(267,999)	(69,074)	26%
Dividends payable	(9,045)	(7,792)	(1,253)	16%
Deferred revenue	(194,261)	(160,678)	(33,583)	21%
Current portion of long-term debt	(15,363)	(26,874)	11,511	(43%)
Income taxes payable, net	(4,236)	(5,945)	1,709	(29%)

Total non-cash working capital	$372,002	$363,345	$8,657	2%

n/m = not meaningful
Accounts receivable were 11% higher than last year. Approximately half of the increase ($17.5 million) was a result of foreign exchange translation of U.S. subsidiaries. Accounts receivable in the Compression Group were up 33% (23% excluding foreign exchange) on 39% higher fourth quarter revenues in 2008 compared to 2007. Equipment Group accounts receivable were down 12% on 4% lower fourth quarter revenues in 2008 compared to 2007 and a modest improvement in collections.
     Inventories were 12% higher than at December 31, 2007. Equipment Group inventory was up 13% from a year ago on higher new machine inventory cost related to the weaker Canadian dollar and supplier price increases, and more equipment on rent with purchase options. Compression Group inventory was up 11%, or 4% excluding the impact of foreign exchange on U.S. subsidiaries. Increases in inventory in the U.S. to support higher volumes and plant expansion were largely offset by decreases in inventory in Canada in light of current and expected sales volumes.
     Future income tax assets reflect differences between income tax and accounting.
     Derivative financial instruments represent the fair value of foreign exchange contracts. Given the recent volatility in the Canadian/U.S. dollar exchange rate, the Company’s hedging practices have led to a cumulative net opportunity gain of $11.2 million as at December 31, 2008, compared to an opportunity loss of $3.6 million in 2007. This is not expected to affect net income, as the unrealized gain will offset future losses on hedged items.
     Other current assets in 2007 included deposits made for equipment ordered for a significant project and scheduled for delivery through 2008. This equipment was received and charged to cost of sales in 2008.
     Accounts payable and accrued liabilities were 26% higher than at December 31, 2007. Compression Group accounts payable and accrued liabilities were higher on increased supplier payables and warranty reserves in support of higher volumes. Equipment Group was up on higher key supplier payables.
     Dividends payable were 16% higher than in 2007 reflecting the higher dividend rate of $0.14 per share compared to $0.12 per share a year ago.

36 | TOROMONT 2008 ANNUAL REPORT

     Deferred revenues increased 21% from December 31, 2007, or 7% excluding the impact of the weaker Canadian dollar in 2008. The Compression Group uses progress billings as a method of funding working capital requirements on long-term contracts. Certain progress billings collected in 2006 on certain long-term contracts scheduled for delivery in 2009 are now classified as current.
     Current portion of long-term debt reflects scheduled principal repayments due in 2009. This amount is lower as a result of the maturity of senior debentures in September 2008.
     Income taxes payable reflects amounts owing for corporate income taxes less installments made to date. The amount payable decreased from 2007 due to higher installments in 2008.
Goodwill
The Company performs impairment tests on its goodwill balances on an annual basis or as warranted by events or circumstances. The assessment of goodwill entails estimating the fair value of operations to which the goodwill relates using the present value of expected discounted future cash flows. This assessment affirmed goodwill values as at December 31, 2008.
Employee Share Ownership
The Company employs a variety of stock-based compensation plans to align employees’ interests with corporate objectives. At December 31, 2008, 1.9 million options to purchase common shares were outstanding, with 0.9 million exercisable at the reporting date (2007 – 1.8 million and 0.8 million, respectively). There was a one cent impact on diluted EPS in 2008 and 2007 as per Note 18 to the consolidated financial statements.
     The Company offers an Employee Share Ownership Plan whereby employees can purchase shares by way of payroll deductions. In 2008, the Company enhanced this plan to provide a Company match on contributions at a rate of $1 for every $3 dollars contributed, to a maximum of $1,000 per annum. Company contributions vest to the employee immediately. Company contributions amounting to $0.8 million in 2008 (2007 – nil), were charged to selling and administrative expense when paid. A third party administers the Plan.
Employee Future Benefits
The Company sponsors pension arrangements for substantially all of its employees, primarily through defined contribution plans in Canada and a 401(k) matched savings plan in the United States. Certain unionized employees do not participate in Company-sponsored plans, and contributions are made to these union-sponsored plans in accordance with respective collective bargaining agreements. In the case of the defined contribution plans, regular contributions are made to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. Future expense for these plans will vary based on future participation rates.
     Approximately 5% of active employees participate in one of two defined benefit plans:
▪	Powell Plan — Consists of personnel of Powell Equipment (acquired by Toromont in 2001); and

▪	Other plan assets and obligations — Provides for certain retirees and terminated vested employees of businesses previously acquired by the Company as well as for retired participants of the defined contribution plan who, in accordance with the plan provisions, have elected to receive a pension directly from the plan.
The downturn in financial markets in 2008 resulted in a loss on opening plan assets of $7.2 million or 13%. The funded status of the plans has declined from a surplus of $4.4 million to zero surplus. The unrecognized actuarial loss at December 31, 2008, increased to $12.4 million from $7.1 million last year. Pension plan accounting requires gains and losses to be effectively smoothed over future periods, beginning in the following period. The actuarial losses in 2008 will not begin to impact the Company’s income directly until 2009. The Company expects pension expense to increase in 2009 by approximately $1.5 million to reflect changes in underlying plan assets and obligations. The Company expects 2009 cash pension contributions to be similar to 2008 levels. Pending results of the next scheduled actuarial valuation, cash contribution requirements may change, but this is not expected to have any impact until 2010.
     The Company also has a pension arrangement for certain senior executives that provides for a supplementary retirement payout in excess of amounts provided for under the registered plan. This “Executive Plan” is a non-contributory pension arrangement and is solely the obligation of the Company. The Company is not obligated to fund this plan but is obligated to pay benefits under the terms of the plan as they come due. The Company has posted letters of credit to secure the obligations under this plan, which were $21.5 million as at December 31, 2008. As there are only nominal plan assets, the impact of recent volatile markets on pension expense and contributions for this plan are insignificant.
     The Company estimates a long-term return on plan assets of 7%. While there is no assurance that the plan will be able to generate this assumed rate of return each year, management believes that it is a reasonable longer-term estimate.

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     A key assumption in pension accounting is the discount rate. The standard requires that this rate is set with regard to the yield on high-quality corporate bonds of similar average duration to the cash flow liabilities of the Plans. Yields are volatile and can deviate significantly from period to period.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition.
Legal and Other Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal matters are pending. Exposure to these claims is mitigated through levels of insurance coverage considered appropriate by management and by active management of these matters. In the opinion of management, none of these matters will have a material effect on the Company’s consolidated financial position or results of operations.
Normal Course Issuer Bid
Toromont believes that from time to time the purchase of its common shares at prevailing market prices may be a worthwhile investment and in the best interests of both Toromont and its shareholders. As such, the normal course issuer bid with the Toronto Stock Exchange was renewed and expanded in 2008. This issuer bid allows the Company to purchase up to approximately 4.6 million of its common shares, representing 10% of common shares in the public float, in the year ending August 30, 2009. The actual number of shares purchased and the timing of any such purchases will be determined by Toromont. All shares purchased under the bid will be cancelled. The Company purchased and cancelled 595,600 shares for $12.8 million (average cost of $21.50 per share) in 2008. The shares were purchased for an amount higher than their weighted average book value per share ($1.95 per share) resulting in a reduction of retained earnings of $11.7 million. The Company did not purchase any shares under the normal course issuer bid in 2007.
Outstanding Share Data
As at the date of this MD&A, the Company had 64,694,177 common shares and 1,844,099 share options outstanding.
Dividends
Toromont pays a quarterly dividend on its outstanding common shares and has historically targeted a dividend rate that approximates 30% of trailing earnings from continuing operations. This practice is reviewed from time-to-time, based upon and subject to the Corporation’s earnings, financial requirements and general economic circumstances. During 2008, the Company declared dividends of $0.56 per common share ($0.48 per common share in 2007).
LIQUIDITY AND CAPITAL RESOURCES
Sources of Liquidity
Toromont’s liquidity requirements can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings and the issuance of common shares. Borrowings are obtained through a variety of senior debentures, notes payable and committed long-term credit facilities.
     At December 31, 2008, $166.7 million or 96% of long-term debt carried interest at fixed rates. This debt matures at various dates through to 2019 with a current weighted average interest rate of 5.4%. The remaining $6.8 million or 4% of long-term debt carried interest at variable rates from 2.8% to 3.91% with maturities through 2010.
     Combined unsecured credit facilities amounted to $249 million at year-end comprised of $225 million in Canada and US $20 million in the United States ($24 million Canadian equivalent). Of these combined credit facilities, $20 million matures in 2010 and the balance matures in 2011. At December 31, 2008, there were no drawings against these credit facilities. Letters of credit in the amount of $62 million were issued against the credit facilities.
     The Company expects that continued cash flows from operations in 2009, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund requirements for investments in working capital, capital assets and dividend payments.

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Principal Components of Cash Flow
Cash from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

Years ended December 31 ($ thousands)	2008	2007

Cash, beginning of year	$103,514	$58,014
Cash, provided by (used in):
Operations	174,862	152,191
Change in non-cash working capital and other	(10,150)	24,620

Operating activities	164,712	176,811
Investing activities	(31,940)	(74,615)
Financing activities	(101,255)	(56,696)

Increase in cash in the year	31,517	45,500
Effect of foreign exchange on cash balances	2,243	—

Cash, end of year	$137,274	$103,514

Cash Flows from Operating Activities
Operating activities provided $164.7 million in the year compared to $176.8 million in 2007. Net earnings, adjusted for items not requiring cash, were up $22.7 million or 15%, reflecting higher revenues, improved operating margins and lower net interest expense. Non-cash working capital and other used $10.1 million in 2008 compared to providing $24.6 million in 2007. The components and changes in working capital are discussed in more detail in this MD&A under the heading “Consolidated Financial Condition.”
Cash Flows from Investing Activities
Investing activities used $31.9 million in the year compared to $74.6 million in 2007. Investing activities for 2008 included net proceeds of $30.1 million on the sale of marketable securities and in 2007, included net proceeds of $17.6 million on the sale of property. Excluding these transactions, investing activities used $62.1 million and $92.2 million in 2008 and 2007 respectively.
     Net additions to the rental fleet (additions less proceeds on disposal) in 2008 were $27.4 million compared to $42.7 million in 2007. All of the investments in 2008 and approximately 80% of the investments in 2007 were attributable to the Equipment Group.
     Gross investment in property, plant and equipment was $38.6 million, $12.2 million higher than in the prior year. Significant investments in 2008 included the following:
▪	$16.4 million for further expansion of the compression facilities in Casper, Wyoming;

▪	$3.5 million to complete expansion of the compression facilities in Houston, Texas;

▪	$5.8 million for additions to the service vehicle fleet, primarily for the Equipment Group;

▪	$5.1 million for facilities renovations and expansion in the Equipment Group; and

▪	$3.0 million for computer technology upgrades.
In 2008, Aero Tech Manufacturing, a wholly owned subsidiary, was sold for proceeds of $4.0 million.
     In 2008, a rental operation in Sault Ste. Marie, Ontario was purchased for net cash of $0.6 million. In 2007, a rental operation in Timmins, Ontario was purchased for net cash of $3.1 million.

TOROMONT 2008 ANNUAL REPORT | 39

Cash Flows from Financing Activities
Financing activities used $101.3 million in 2008 compared to $56.7 million in 2007. The significant financing activities and changes from the prior year were as follows:
▪	Long-term debt decreased $56.8 million in 2008 based on strong cash flow and scheduled debt repayments. In 2007, long-term debt decreased $33.4 million.

▪	Dividends paid to common shareholders in 2008 totaled $35.1 million, an increase of 18% over 2007 reflecting the higher dividend rate (16.7% higher) and a higher number of common shares outstanding.

▪	In 2008, the Company purchased and cancelled 595,600 shares under the normal course issuer bid. Total cash outlay was $12.8 million with an average cost of $21.50 per share. No purchases were made in 2007 under the issuer bid.

▪	Cash received on exercise of share options totaled $3.5 million compared to $6.4 million in 2007. Stock option exercises based on the number of options were down 57% in 2008.
OUTLOOK
Toromont begins 2009 from a strong financial position. Net debt to shareholders’ equity of 0.05:1 is at the lowest level since 1997. Toromont is well positioned in each of its diverse markets and both business segments have good growth prospects over the longer term.
     The Equipment Group has good order backlog entering 2009. The significant contribution of the parts and service business provides a measure of stability, driven by the larger installed base of equipment in the field. Demand for new equipment in certain markets is expected to be lower in light of current economic conditions and lower commodity prices. However, the construction market should benefit from government spending stimulus outlined in the recent Federal Budget, particularly in the area of infrastructure. Infrastructure projects such as road, bridge and sewer have consistently been the largest market served by Toromont CAT. Power systems applications are also expected to continue to be strong.
     Compression equipment backlogs entering 2009 are strong, particularly in the U.S., and should provide support for continued positive results through the first half of the year. It is expected that the Canadian natural gas compression market will continue to be weak in the near term. The U.S. natural gas market in the short term is uncertain, with lower commodity prices and concerns over high storage levels. For the longer term, market fundamentals for natural gas in both Canada and the U.S. are positive given declining reservoir pressures and future supply needs. Although industrial refrigeration markets are expected to be weaker in 2009, recreational refrigeration may be positively impacted by the $500 million recreational infrastructure fund established in the recent Federal Budget.
     The global economy is in recession, the duration of which is impossible to predict. This will present challenges. Toromont has a history of performance at a high level for all stakeholders, resulting from consistent application of long-term strategies, a proven business model and a focus on asset management and progressive, profitable improvement. Financially, Toromont has a strong foundation and is well positioned in each of its markets. We will continue to take appropriate actions in response to changing market conditions.
CONTRACTUAL OBLIGATIONS
Contractual obligations are set out in the following table. Management believes that these obligations will be met comfortably through cash on hand, cash generated from operations and existing short- and long-term financing facilities.

Payments due by Period	2009	2010	2011	2012	2013	Thereafter	Total

Long-term debt
— principal	$15,363	$14,061	$6,889	$1,280	$1,372	$134,510	$173,475
— interest	8,991	8,126	7,266	6,986	6,895	14,431	52,695
Operating leases	6,792	5,310	3,901	2,216	1,364	3,984	23,567

Total	$31,146	$27,497	$18,056	$10,482	$9,631	$152,925	$249,737

40 | TOROMONT 2008 ANNUAL REPORT

KEY PERFORMANCE MEASURES
Management reviews and monitors its activities and the performance indicators it believes are critical to measuring success. Some of the key financial performance measures are summarized in the following table. Others include, but are not limited to, measures such as market share, fleet utilization, customer and employee satisfaction and employee health and safety.

Years ended December 31	2008	2007	2006	2005	2004

EXPANDING MARKETS AND BROADENING PRODUCT OFFERINGS
Revenue growth	12.4%	8.1%	10.2%	12.0%	15.1%
Revenue generated outside North America (millions)	$69.0	$75.6	$80.8	$70.0	$79.0
Revenues, Equipment Group to Compression Group	52:48	58:42	56:44	57:43	57:43

STRENGTHENING PRODUCT SUPPORT
Product support revenue growth	5.5%	6.3%	9.2%	15.8%	10.7%

INVESTING IN OUR RESOURCES
Revenue per employee (thousands)	$463	$431	$407	$392	$388
Investment in information technology (millions)	$14.9	$13.6	$12.7	$13.2	$11.7
Return on capital employed	26.4%	24.7%	22.7%	17.8%	20.6%

STRONG FINANCIAL POSITION
Working capital (millions)	$509	$467	$470	$411	$263
Total debt, net of cash to equity ratio	.05:1	.19:1	.36:1	.42:1	.45:1
Book value (shareholders’ equity) per share	$12.06	$10.08	$8.79	$7.57	$6.59

BUILD SHAREHOLDER VALUE
Basic earnings per share growth	14.3%	21.2%	24.8%	12.6%	19.4%
Dividends per share growth	16.7%	20.0%	25.0%	23.1%	23.8%
Return on equity	21.5%	21.6%	20.6%	18.9%	18.7%

Measuring Toromont’s results against these strategies over the past five years illustrates that the Company has made significant progress.
     Since 2004, revenues increased at an average annual rate of 11.5%, while product support revenue growth has averaged 9.5% annually. Strong revenue growth in continuing operations has been a result of:
▪	Significant expansion of compression operations in the United States;

▪	Additional product offerings over the years from Caterpillar and other suppliers;

▪	Organic growth through increased fleet size and additional branches;

▪	Increased customer demand for formal product support agreements; and

▪	Acquisitions, primarily within the Equipment Group’s rental operations.
Over the same five-year period, revenue growth has been constrained at times by a number of factors including:
▪	Declines in underlying market conditions such as depressed natural gas prices in Canada;

▪	Inability to source equipment from suppliers to meet customer demand or delivery schedules; and

▪	Lack of skilled workers such as mechanics and journeymen resulting in service revenue and efficiency impacts.
Changes in the Canadian/U.S. exchange rate impacts reported revenues in two ways. First the exchange rate impacts on the translation of results from foreign subsidiaries. Second the exchange rate impacts on the purchase price of equipment that in turn is reflected in selling prices. In 2006 and 2007, the stronger Canadian dollar dampened revenue growth.
     Over the past two years the Company’s revenue base has been further diversified and in 2008 was fairly evenly split between Compression and Equipment Groups. The underlying diversification — by industrial market, by type of product/service provided and by customer provides a certain amount of balance in a cyclical environment.
     Revenues generated outside North America have remained relatively consistent from year to year although do vary in terms of customer and end market. While an important component of the Company’s diversification strategy, operating internationally poses challenges and as such, international revenue will continue to be generated in a prudent and measured manner.
     With respect to its strategy of investing in its resources, Toromont has generated significant competitive advantage over the past years from such investments while also increasing productivity levels. Revenue per employee has increased 19% since 2004.

TOROMONT 2008 ANNUAL REPORT | 41

     Toromont continues to maintain a strong balance sheet. In 2008, book value (shareholders’ equity) per share increased 20% over the prior year on strong earnings. Leverage, as represented by the ratio of total debt, net of cash, to shareholders’ equity, also improved over the prior year.
     Toromont has a history of progressive earnings per share growth. Earnings per share have increased in nine of the past ten years and since 2004 have increased at an average annual rate of 18.0%.
     Toromont has paid dividends consistently since 1968, and has increased the dividend in each of the last 19 years.
CONSOLIDATED RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2008

Three months ended December 31 ($ thousands, except per share amounts)	2008	2007	% change

REVENUES	$609,704	$536,230	14%
Cost of goods sold	468,447	412,562	14%

Gross profit	141,257	123,668	14%
Selling and administrative expenses	66,784	62,056	8%

OPERATING INCOME	74,473	61,612	21%
Interest expense	2,747	2,952	(7%)
Interest and investment income	(1,881)	(1,488)	26%

Income before income taxes	73,607	60,148	22%
Income taxes	24,497	21,164	16%

Earnings from continuing operations	49,110	38,984	26%
Earnings from discontinued operations	—	314	n/m

NET EARNINGS	$49,110	$39,298	25%

BASIC EARNINGS PER SHARE	$0.76	$0.61	25%

KEY RATIOS:
Gross profit as a % of revenues	23.2%	23.1%
Selling and administrative expenses as a % of revenues	11.0%	11.6%
Operating income as a % of revenues	12.2%	11.5%
Income taxes as a % of income before income taxes	33.3%	35.2%

n/m = not meaningful
The Canadian dollar was down 19% on average for the fourth quarter of 2008 compared to the similar period last year. The impact in Compression included a $29 million increase in revenues due to the translation of foreign subsidiaries, which also increased net income in the Group by approximately $2.4 million.
     Revenues were 14% higher in the fourth quarter of 2008 compared to the same period last year. Strong increases in Compression Group package revenues were offset by declines in Equipment Group.
     Gross profit increased 14% in the fourth quarter over last year on higher sales volumes. Gross profit margin was 23.2% in 2008, largely unchanged from 23.1% in 2007.
     Selling and administrative expenses increased $4.7 million or 8% versus the comparable period of the prior year. Bad debt expense increased $6.0 million reflecting conservatism in the face of increasing economic uncertainty and on increased aging of accounts receivable. Other expenses were lower on strong cost control initiatives implemented in the quarter in light of economic conditions.
     Interest expense and income were largely unchanged in the fourth quarter compared to the same period of 2007.
     The effective income tax rate was 33.3% compared to 35.2% in the fourth quarter of 2007 reflecting lower Canadian income tax rates.
     Net earnings in the quarter were $49.1 million, up 25% from 2007. Basic earnings per share were $0.76 compared with $0.61 in 2007, an increase of 25%.
     Comprehensive income was $67.6 million, comprised of net earnings of $49.1 million and other comprehensive income of $18.5 million. Other comprehensive income arose primarily on translation of financial statements of self-sustaining foreign operations.

42 | TOROMONT 2008 ANNUAL REPORT

Fourth Quarter Results of Operations in the Equipment Group

Three months ended December 31 ($ thousands)	2008	2007	% change

Equipment sales and rentals
New	$133,746	$171,476	(22%)
Used	49,391	27,602	79%
Rental	43,790	41,758	5%

Total equipment sales and rentals	226,927	240,836	(6%)
Power generation	2,117	2,385	(11%)
Product support	74,860	73,449	2%

Total revenues	$303,904	$316,670	(4%)

Operating income	$39,399	$35,324	12%

KEY RATIOS:
Product support revenues as a % of total revenues	24.6%	23.2%
Group total revenues as a % of consolidated revenues	49.8%	59.1%
Operating income as a % of revenues	13.0%	11.2%

Lower revenues resulted from a decline in new tractor unit deliveries. The fourth quarter of any year is typically the strongest quarter due to end-of-year purchasing decisions by customers. However in the fourth quarter of 2008, the global economic uncertainty resulted in fewer year-end purchases and rental conversions.
     Used equipment sales were up 79% versus the comparable period of 2007 due to sales in the mining industry. Used equipment sales are dependent on a variety of factors and will fluctuate from quarter to quarter.
     On a combined basis, equipment sales (new and used) were down 8% from 2007.
     Rental revenues were up 5% compared to the prior year on an expanded rental fleet and two new locations.
     Product support revenues were up 2% compared to the prior year.
Operating income was up 12% over last year on improved gross margins. Gross margins improved due to improved price realization on parts and equipment combined with a higher proportion of product support and rental activity, both carrying relatively higher margins than equipment sales. Gross margin improvements were partially offset by higher selling and administrative expenses, largely related to compensation increases and higher bad debt expense. Operating income as a percentage of revenues was 13.0% compared to 11.2% in the fourth quarter of 2007.
     Bookings in the fourth quarter were down 36% from the prior year, reflecting the current economic environment and order cancellations.
Fourth Quarter Results of Operations in the Compression Group

Three months ended December 31 ($ thousands)	2008	2007	% change

Package sales and rentals
Package sales	$244,666	$164,235	49%
Rentals	4,972	5,034	(1%)

Total package sales and rentals	249,638	169,269	47%
Product support	56,162	50,291	12%

Total revenues	$305,800	$219,560	39%

Operating income	$35,074	$26,288	33%

KEY RATIOS:
Product support revenues as a % of total revenues	18.4%	22.9%
Group total revenues as a % of consolidated revenues	50.2%	40.9%
Operating income as a % of revenues	11.5%	12.0%

TOROMONT 2008 ANNUAL REPORT | 43

Revenues in the Compression Group for the fourth quarter of 2008 were up 39% from the similar period last year on growth in package sales and product support activity. Natural gas package sales were up 75% on a doubling of U.S. compression revenues and a 19% increase in Canada. Process compression systems were up 55% in the quarter on timing of customer orders. Industrial and recreational refrigeration revenues for the quarter were 21% lower on weaker international and U.S. industrial activity. Product support revenues in both natural gas and refrigeration markets were higher than a year ago.
     Operating income was 33% higher in the fourth quarter of 2008 compared to the similar period last year on increased volume and lower relative selling and administrative expenses. Gross margin was down in 2008 compared to 2007 on product mix. Bad debt expense was higher on aging of accounts receivable.
     Bookings, net of cancellations in the fourth quarter, were down 31% from the prior year on customer uncertainty due to the current economic environment and lower prices for natural gas. Bookings were down in most lines of business, including U.S. natural gas, process systems and Canadian industrial and recreational refrigeration.
QUARTERLY RESULTS
The following table summarizes unaudited quarterly consolidated financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the 2008 annual audited consolidated financial statements.

($ thousands, except per share amounts)	Q1	Q2	Q3	Q4

2008
Revenues
Equipment Group	$202,023	$285,845	$307,441	$303,904
Compression Group	195,036	250,632	270,528	305,800

Total revenues	$397,059	$536,477	$577,969	$609,704

Net earnings
Continuing operations	$16,417	$38,222	$37,104	$49,110
Discontinued operations	77	(406)	—	—

	$16,494	$37,816	$37,104	$49,110

Per share information:
Basic earnings per share
Continuing operations	$0.25	$0.59	$0.57	$0.76
Discontinued operations	—	(0.01)	—	—

	$0.25	$0.58	$0.57	$0.76

Diluted earnings per share
Continuing operations	$0.25	$0.59	$0.56	$0.76
Discontinued operations	—	(0.01)	—	—

	$0.25	$0.58	$0.56	$0.76

Dividends per share	$0.14	$0.14	$0.14	$0.14

44 | TOROMONT 2008 ANNUAL REPORT

($ thousands, except per share amounts)	Q1	Q2	Q3	Q4

2007
Revenues
Equipment Group	$228,306	$268,432	$284,928	$316,670
Compression Group	157,411	197,116	214,338	219,560

Total revenues	$385,717	$465,548	$499,266	$536,230

Net earnings
Continuing operations	$14,193	$38,094	$30,597	$38,984
Discontinued operations	58	(24)	64	314

	$14,251	$38,070	$30,661	$39,298

Per share information:
Basic earnings per share
Continuing operations	$0.22	$0.59	$0.47	$0.61
Discontinued operations	—	—	—	—

	$0.22	$0.59	$0.47	$0.61

Diluted earnings per share
Continuing operations	$0.22	$0.58	$0.47	$0.61
Discontinued operations	—	—	—	—

	$0.22	$0.58	$0.47	$0.61

Dividends per share	$0.12	$0.12	$0.12	$0.12

Interim period revenues and earnings historically reflect some seasonality.
     The Equipment Group has a distinct seasonal trend in activity levels. Lower revenues are recorded during the first quarter due to winter shutdowns in the construction industry. The fourth quarter has typically been the strongest quarter due in part to the timing of customers’ capital investment decisions, delivery of equipment from suppliers for customer-specific orders and conversions of equipment on rent with a purchase option.
     The Compression Group also has a distinct seasonal trend in activity levels due to well-site access and drilling patterns, which are adjusted to take advantage of weather conditions. Generally, higher revenues are reported in the fourth quarter of each year. Variations from this trend usually occur when natural gas market fundamentals are either improving or deteriorating.
     Management anticipates that the seasonality historically experienced will continue in the future, although it may be somewhat mitigated by continued product and geographic diversification.
     As a result of the historical seasonal sales trends, inventories increase through the year in order to meet the expected demand for delivery in the fourth quarter of the fiscal year, while accounts receivable are highest at year end.
SELECTED ANNUAL INFORMATION

($ thousands, except per share amounts)	2008	2007	2006

Revenues	$2,121,209	$1,886,761	$1,746,162
Net earnings — continuing operations	$140,853	$121,868	$98,761
Net earnings	$140,524	$122,280	$99,421

Earnings per share — continuing operations
Basic	$2.17	$1.88	$1.56
Diluted	$2.16	$1.87	$1.54

Earnings per share
Basic	$2.16	$1.89	$1.56
Diluted	$2.15	$1.88	$1.54

Dividends declared per share	$0.56	$0.48	$0.40

Total assets	$1,533,450	$1,356,861	$1,299,992
Total long-term debt	$173,475	$230,299	$263,662

TOROMONT 2008 ANNUAL REPORT | 45

Revenue growth in continuing operations has been strong with year-over-year increases of 10%, 8% and 12% in 2006, 2007 and 2008 respectively. Strong organic growth was achieved in the Compression Group on increases in package sales and product support activities. Revenue growth within the Equipment Group was strong in 2006 and 2007 on strong demand for new machines and engines. Revenues were flat in 2008 compared to the prior year on lower new machine sales resulting from general market uncertainty. Rental and product support growth with Equipment has been strong over the three-year period above. Organic revenue growth has also been complemented by acquisitions.
     Growth in net earnings on a continuing operations basis, has also been strong, with year-over-year increases of 27%, 23% and 16% in 2006, 2007 and 2008 respectively. Improvements in all years have been the result of higher sales volumes, lower interest expense and gains on sales of assets in 2007 and 2008.
     Earnings per share have grown in line with earnings growth, dampened somewhat by an increase in number of shares outstanding due to the exercise of stock options.
     Dividends have generally increased in proportion to earnings growth.
     Total assets have increased over the three-year period on higher inventories held in light of strong customer demand and short supply of product. Accounts receivable have also increased due to higher reported revenues. The Company has also invested in rental assets and other property, plant and equipment in targeted markets.
     Long-term debt decreased in 2008 and represented 22% of total shareholders’ equity at year end. In 2007, long-term debt represented 35% of shareholders’ equity. The ratio of total debt, net of cash, to shareholders’ equity has improved to 5% at December 31, 2008 compared to 19% at the end of 2007.
RISKS AND RISK MANAGEMENT
In the normal course of business, Toromont is exposed to risks that may potentially impact its financial results in either or both of its business segments. The Company and each operating segment employ risk management strategies with a view to mitigating these risks on a cost-effective basis.
Business Cycle
Expenditures on capital goods have historically been cyclical, reflecting a variety of factors including interest rates, foreign exchange rates, consumer and business confidence, commodity prices, corporate profits, credit conditions and the availability of capital to finance purchases. Toromont’s customers are typically affected, to varying degrees, by these factors and trends in the general business cycle within their respective markets. As a result, Toromont’s financial performance is affected by the impact of such business cycles on the Company’s customer base.
     Commodity prices, and, in particular, changes in the view on long-term trends, affect demand for the Company’s products and services in both operating segments. Commodity price movements in the natural gas and base metals sectors in particular can have an impact on customers’ demands for equipment and customer service. With lower commodity prices, demand is reduced as development of new projects is often stopped and existing projects can be curtailed, both leading to less demand for heavy equipment and compression packages.
     Toromont’s business is diversified across a wide range of industry market segments and geographic territories, serving to temper the effects of business cycles on consolidated results. Continued diversification strategies such as expanding the Company’s customer base, broadening product offerings and geographic diversification are designed to moderate business cycle impacts. Across both operating segments, the Company has focused on the sale of specialized equipment and ongoing support through parts distribution and skilled service. Product support growth has been, and will continue to be, fundamental to mitigation of downturns in the business cycle. The product support business contributes significantly higher profit margins and is typically subject to less volatility than equipment supply activities.
Product and Supply
The Equipment Group purchases most of its equipment inventories and parts from Caterpillar under a dealership agreement that dates back to 1993. As is customary in distribution arrangements of this type, the agreement with Caterpillar can be terminated by either party upon 90 days notice. In the event Caterpillar terminates, it must repurchase substantially all inventories of new equipment and parts at cost. Toromont has maintained an excellent relationship with Caterpillar for 15 years and management expects this will continue going forward.
     Toromont is dependent on the continued market acceptance of Caterpillar’s products. It is believed that Caterpillar has a solid reputation as a high-quality manufacturer, with excellent brand recognition and customer support and leading market shares in many of the markets it serves. However, there can be no assurance that Caterpillar will be able to maintain its reputation and market position in the future. Any resulting decrease in the demand for Caterpillar products could have a material adverse impact on the Company’s business, results of operations and future prospects.

46 | TOROMONT 2008 ANNUAL REPORT

     Toromont is also dependent on Caterpillar for timely supply of equipment and parts. From time to time during periods of intense demand, Caterpillar may find it necessary to allocate its supply of particular products among its dealers. Such allocations of supply have not, in the past, proven to be a significant impediment in the conduct of business. However, there can be no assurance that Caterpillar will continue to supply its products in the quantities and timeframes required by customers.
Competition
The Company competes with a large number of international, national, regional and local suppliers in each of its markets. Although price competition can be strong, there are a number of factors that have enhanced the Company’s ability to compete throughout its market areas including: the range and quality of products and services; ability to meet sophisticated customer requirements; distribution capabilities including number and proximity of locations; in certain cases, financial services offered by Caterpillar Finance; e-commerce solutions; reputation and financial strength. Increased competitive pressures or the inability of the Company to maintain the factors that have enhanced its competitive position to date could adversely affect the Company’s business, results of operations and financial condition.
Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, accounts receivable and derivative financial instruments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.
     Cash equivalents consist mainly of short-term investments, such as money market deposits. No asset-backed commercial paper products were held. The Company manages its credit exposure by ensuring there is no significant concentration of credit risk with a single counterparty, and by dealing only with highly rated financial institutions as counterparties.
     The Company has accounts receivable from a large diversified customer base, and is not dependent on any single customer, industry or geographic area. The Company has accounts receivable from customers engaged in various industries including mining, construction, natural gas production, food and beverage, and governmental agencies. These customers are based across North America with a small percentage of accounts receivable held with international clients. Management does not believe that any single industry or geographic region represents significant credit risk.
     The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.
Warranties and Maintenance Contracts
Toromont provides warranties for most of the equipment it sells, typically for a one-year period following sale. The warranty claim risk is generally shared jointly with the equipment manufacturer. Accordingly, liability is generally limited to the service component of the warranty claim, while the manufacturer is responsible for providing the required parts.
     The Company also enters into long-term maintenance and repair contracts, whereby it is obligated to maintain equipment for its customers. The length of these contracts varies generally from two to five years. The contracts are typically fixed price with provisions for inflationary adjustments. Due to the long-term nature of these contracts, there is a risk that maintenance costs may exceed the estimate, thereby resulting in a loss on the contract. These contracts are closely monitored for early warning signs of cost overruns. In addition, the manufacturer may, in certain circumstances, share in the cost overruns if profitability falls below a certain threshold.
Foreign Exchange
The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar, the U.S. dollar and the Euro. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies. The types of foreign exchange risk can be categorized as follows:
Transaction Exposure
The Company sources the majority of its products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company mitigates exchange rate risk by entering into foreign currency contracts to fix the cost of imported inventory where appropriate. In addition, pricing to customers is customarily adjusted to reflect changes in the Canadian dollar landed cost of imported goods.
     The Company also sells compression packages in foreign currencies, primarily the U.S. dollar and Euro, and enters into foreign currency contracts to reduce these exchange rate risks.

TOROMONT 2008 ANNUAL REPORT | 47

     Foreign exchange contracts reduce volatility by fixing landed costs related to specific customer orders and establishing a level of price stability for high-volume goods such as spare parts. The Company does not enter into foreign exchange forward contracts for speculative purposes. The gains and losses on the foreign exchange forward contracts designated as cash flow hedges are intended to offset the translation losses and gains on the hedged foreign currency transactions when they occur.
     As a result, the foreign exchange impact on earnings with respect to transactional activity is not significant.
Translation Exposure
All of the Company’s foreign operations are considered self-sustaining. Accordingly, assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.
     Foreign currency-based earnings are translated into Canadian dollars each period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income. Such exchange rate fluctuations have historically not been material year-over-year relative to the overall earnings or financial position of the Company. The impact in 2008 was to reduce revenues by $3.6 million and net income by approximately $0.3 million.
Interest Rate
The Company minimizes its interest rate risk by managing its portfolio of floating and fixed rate debt, as well as managing the term to maturity.
     The Company is exposed to changes in interest rates, which may impact on the Company’s floating rate borrowing costs. At December 31, 2008, the Company’s debt portfolio is comprised of 96% fixed rate and 4% floating rate debt.
     Fixed rate debt exposes the Company to future interest rate movements upon refinancing the debt at maturity. The Company’s fixed rate debt matures between 2011 and 2019, with 72% maturing in 2015.
     Further, the fair value of the Company’s fixed rate debt obligations may be negatively affected by declines in interest rates, thereby exposing the Company to potential losses on early settlements or refinancing. The Company does not intend to settle or refinance any existing debt before maturity.
Financing Arrangements
The Company requires capital to finance its growth and to refinance its outstanding debt obligations as they come due for repayment. If the cash generated from the Company’s business, together with the credit available under existing bank facilities, is not sufficient to fund future capital requirements, the Company will require additional debt or equity financing in the capital markets. The Company’s ability to access capital markets on terms that are acceptable will be dependent upon prevailing market conditions, as well as the Company’s future financial condition. Further, the Company’s ability to increase its debt financing may be limited by its financial covenants or its credit rating objectives. The Company maintains a conservative leverage structure and although it does not anticipate difficulties, there can be no assurance that capital will be available on suitable terms and conditions, or that borrowing costs and credit ratings will not be adversely affected.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s significant accounting policies are described in Note 1 to the unaudited consolidated financial statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect the results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. Management reviews its estimates on an ongoing basis. Different accounting policies, or changes to estimates or assumptions could potentially have a material impact, positive or negative, on Toromont’s financial position and results of operations. The critical accounting policies and estimates described below affect both the Equipment Group and Compression Group similarly and therefore are not discussed on a segmented basis.
Revenue Recognition
The Company reflects revenues generated from the assembly and manufacture of projects using the percentage-of-completion approach of accounting for performance of production-type contracts. This approach to revenue recognition requires management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized in a given period. However, there are many of these projects in process at any given point, the majority of which are in actual construction for a period of three months or less.

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Property, Plant and Equipment
Fixed assets are stated at cost less accumulated depreciation, including asset impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
     The estimated useful lives of fixed assets are reviewed on a regular basis. Assessing the reasonableness of the estimated useful lives of fixed assets requires judgment and is based on currently available information.
     Fixed assets are also reviewed for potential impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In cases where the undiscounted expected future cash flows are less than the carrying amount, an impairment loss is recognized. Impairment losses on long-lived assets are measured as the amount by which the carrying value of an asset or asset group exceeds its fair value, as determined by the discounted future cash flows of the asset or asset group. In estimating future cash flows, the Company uses its best estimates based on internal plans that incorporate management’s judgments as to the remaining service potential of the fixed assets.
     Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives and future cash flows differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of fixed assets or future cash flows constitute a change in accounting estimate and are applied prospectively.
Income Taxes
The liability method of accounting for income taxes is used. Future income tax assets and liabilities, measured at substantively enacted tax rates, are recognized for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the audited consolidated financial statements.
     Income tax rules and regulations in the countries in which the Company operates and income tax treaties between these countries are subject to interpretation and require estimates and assumptions in determining the Company’s consolidated income tax provision that may be challenged by the taxation authorities.
     Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts. Additional information on income taxes is provided in Note 17 of the accompanying unaudited consolidated financial statements.
CHANGES IN ACCOUNTING POLICIES
Inventories
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031 Inventories. The standard provides guidance on the types of costs that can be capitalized and requires reversal of previous inventory write-downs if economic circumstances have changed to support the higher inventory values. There was no impact on the valuation of inventory as at January 1, 2008, or on net income for current or prior periods. The reader is referred to Note 5.
Capital Disclosures
Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535 Capital Disclosures. The standard requires disclosure about the Company’s capital and how it is managed, as presented in Note 20. This standard has no impact on the classification or measurement of the Company’s consolidated financial statements.
Financial Instruments Disclosures and Presentation
Effective January 1, 2008, the Company adopted CICA Handbook Sections 3862 Financial Instruments — Disclosures; and 3863 Financial Instruments — Presentation. These new standards require disclosure on financial instruments and related risks, as presented in Note 14. These standards had no impact on the classification or measurement of the Company’s consolidated financial statements.
FUTURE ACCOUNTING STANDARDS
In February 2008, the CICA approved Handbook Section 3064 Goodwill and Intangible Assets, replacing previous guidance. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to initial recognition. Standards concerning goodwill are unchanged. This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

TOROMONT 2008 ANNUAL REPORT | 49

     In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company will adopt this guidance for the fiscal period beginning on January 1, 2009. The Company is in process of evaluating the impact of this new guidance.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises would be converged with IFRS effective in calendar year 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible assets”, thus mitigating the impact of adopting IFRS at the changeover date.
     The Company commenced its IFRS conversion project in 2008. The project consists of four phases: diagnostic, design and planning, solution development and implementation. The Company will invest in training and resources throughout the transition period to facilitate a timely conversion.
     The diagnostic phase was completed during 2008 with the assistance of external advisors. This work involved a high-level review of the major differences between current Canadian GAAP and IFRS. While a number of differences have been identified, the areas of highest potential impact are as follows: property, plant and equipment; provisions; certain aspects of revenue recognition; and IFRS 1 First Time Adoption. The Company expects the transition to IFRS to impact financial reporting, business processes, internal controls and information systems.
     During the coming year, the Company will initiate the design and planning phase. This will involve establishing issue-specific work teams to focus on quantification of impact, generating options and making recommendations in the identified risk areas. During the design and planning phase, the Company will establish a staff communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.
RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS
Management is responsible for the information disclosed in this MD&A and the accompanying consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying consolidated financial statements. The Audit Committee is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures and internal control over financial reporting.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
The Chairman & Chief Executive Officer and the Chief Financial Officer, together with other members of management, have evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as at December 31, 2008, using the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, they have concluded that the design and operation of the Company’s disclosure controls and procedures were adequate and effective as at December 31, 2008, to provide reasonable assurance that a) material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities, and b) information required to be disclosed is recorded, processed, summarized and reported within required time periods. They have also concluded that the design and operation of internal controls over financial reporting were adequate and effective as at December 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with GAAP.
     There have been no changes in the design of the Company’s internal controls over financial reporting during the fourth quarter of 2008 that would materially affect, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
     While the Officers of the Company have evaluated the effectiveness of disclosure controls and procedures and internal control over financial reporting as at December 31, 2008 and have concluded that these controls and procedures are being maintained as designed, they expect that the disclosure controls and procedures and internal controls over financial reporting may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

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NON-GAAP FINANCIAL MEASURES
The success of the Company and business unit strategies is measured using a number of key performance indicators, which are outlined below. These measures are also used by management in its assessment of relative investments in operations. These key performance indicators are not measurements in accordance with Canadian GAAP. It is possible that these measures will not be comparable to similar measures prescribed by other companies. They should not be considered as an alternative to net income or any other measure of performance under Canadian GAAP.
Operating Income and Operating Margin
Each business segment assumes responsibility for its operating results as measured by, amongst other factors, operating income, which is defined as income before income taxes, interest income and interest expense. Financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the performance of the business segments. Consolidated and segmented operating income is reconciled to net earnings in tables where used in this MD&A.
     Operating income margin is calculated by dividing operating income by total revenue.
Return on Equity (ROE) and Return on Capital Employed (ROCE)
Return on equity is monitored to assess the profitability of the consolidated Company. ROE is calculated by dividing net earnings by opening shareholders’ equity.
     ROCE is a key performance indicator that is utilized to assess both current operating performance and prospective investments. The numerator used for the calculation is income before income taxes, interest expense and interest income (excluding interest on rental conversions). The denominator in the calculation is the monthly average capital employed, which is defined as net debt plus shareholders’ equity.
Working Capital and Non-Cash Working Capital
Working capital is defined as current assets less current liabilities. Non-cash working capital is defined as working capital less cash and equivalents.